Exhibit 6.4

SPONSORED RESEARCH AGREEMENT
between
The University of Washington
and
Global Cancer Technology

This Sponsored Research Agreement (“Agreement”) is entered into as of August 21st, 2018, (“Effective Date”) between the University of Washington, an institution of higher education and an agency of the State of Washington having its principal campus located at 4333 Brooklyn Ave NE Seattle, Washington 98195 (“UW”), and Global Cancer Technology, Inc, a for-profit corporation organized under the laws of the State of Nevada having its principal place of business located at Global Cancer Technology, Inc 16776 Bernardo Center Dr.#203 San Diego, CA 92128

Recitals

WHEREAS, Sponsor desires to provide support for certain research to be conducted at the UW in a field of common interest to the parties; and

WHEREAS, UW has the necessary technical expertise and desires to conduct the research project described in Exhibit A attached hereto (“Project”) under the direction of George R. Schade, MD (“Principal Investigator”), a faculty member in the UW’s Department of Urology; and

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, UW and Sponsor hereby agree as follows:

1.0       Project Performance, Principal Investigator and Reports

1.1       Project Performance. Subject to Sponsor providing in a timely manner the support described in Article 2.0 of this Agreement, the UW will exercise diligence and make reasonable efforts to carry out the Project under the direction of the Principal Investigator as described in Exhibit A (“Project Description”) and Exhibit B (“Project Schedule”) and provide Sponsor any other deliverables described in Exhibit C (“Other Deliverables”) attached hereto.

1.2       UW Control. Except as otherwise expressly described in the Project Description, the UW will have the sole and exclusive authority to conduct, manage, control and direct the Project, to supervise all UW personnel participating in the Project, and to manage any UW subcontractors carrying out UW responsibilities in the Project; providing, however, Sponsor will have reasonable opportunities during the course of the Project to advise and consult with the Principal Investigator regarding the Project and its progress.

1.3       Change in Principal Investigator. UW agrees to promptly advise Sponsor of any change in the employment status of the Principal Investigator that could have a material adverse effect on the Project. If the Principal Investigator ceases to be associated with the UW or otherwise becomes unavailable to direct the Project, the UW will be entitled to replace the Principal Investigator with a qualified researcher acceptable to Sponsor.

1.4       Reports. For projects of six (6) months duration or longer, Principal Investigator will provide Sponsor quarterly progress reports, which may be in either oral or written form, or a combination thereof, depending on the nature of the information conveyed. If requested by Sponsor, Principal Investigator will confirm within a reasonable period of time any oral progress reports with follow-up summary written reports. Principal Investigator will provide Sponsor a final written report within sixty (60) days after the conclusion of the Project (or such other time period specified in the Project Schedule) describing the methods used and results obtained together with any other pertinent findings from the Project.

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2.0       Price, Payments and Other Support

2.1       Price. In accordance with the budget attached as Exhibit D (“Project Budget”), Sponsor will reimburse UW for all costs and expenses incurred by UW in performing research and other work on the Project calculated in accordance with the UW’s usual and customary practices. Reimbursement for overhead and other indirect costs will be as described in the Project Budget. Sponsor understands and agrees that the Project Budget is a good faith estimate only and that as a result UW may make deviations from the budget, providing that in the judgment of the Principal Investigator the deviations are consistent with and reasonably necessary to achieving the aims and goals of the Project.

2.1.1 Invoices. UW will submit written invoices to Sponsor in the form attached as Exhibit E attached hereto, which shall be paid by Sponsor within thirty (30) days of receipt. Invoices will be submitted to Sponsor at the following address:

Global Cancer Technology, Inc
Attention: Mr. John Clark

16776 Bernardo Center Dr.#203
San Diego, CA 92128

Sponsor Contact Information for Invoice Matters:

Mr. John Clark

(619) 818-2411 (Voice)]

jclark@globalcancertechnology.com (Electronic Mail

2.1.2 Final Invoice. UW will submit its final written invoice within 90 (ninety) days after the termination of the Agreement, including any extensions thereof.

[2.1.3 Prior Expenses. Sponsor agrees that it will reimburse UW for those costs and expenses incurred by UW prior to the Effective Date described in the Project Budget and hereby authorizes UW to submit invoices to Sponsor for such prior expenses.]

2.2       Payment by Check. All money payments under this Agreement will be made by Sponsor in United States dollars payable by check to The University of Washington (Taxpayer Identification No. 91-6001537) and delivered as follows:

Grant and Contract Accounting
Attention: UW OSP #A127892
University of Washington

12455 Collections Drive

Chicago, IL 60693

USA

2.3       Ownership of Equipment and Purchases. Unless otherwise expressly agreed in writing by the parties, the UW shall have sole right, title, and interest to all equipment and other tangible materials purchased, acquired, furnished, fabricated, or used in the Project, whether as in-kind support from Sponsor, purchased by the UW using funds paid to the UW by Sponsor, or otherwise.

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2.4       Interest. Sponsor agrees to pay simple interest at the rate of twelve percent (12%) per annum or such other higher rate provided by applicable law on any amounts more than forty-five (45) days overdue under this Agreement.

2.5       Taxes. Each party will be responsible for payment of any taxes (including all federal, state, and local income, sales, use, value-added, and employment taxes) owed by it and arising from this Agreement. No amounts paid to UW under this Agreement will be subject to any withholding by Sponsor. UW represents that it is exempt from United States federal income taxes under Section 115(1) of the Internal Revenue Code.

3.0       Term and Termination

3.1       Effective Date and Term. This Agreement is effective as of the Effective Date and ends three (3) years from the Effective Date unless otherwise terminated or amended in accordance with the provisions of this Agreement or extended by mutual written agreement of the parties.

3.2       Termination. Either party may terminate this Agreement for any reason upon ninety (90) days’ prior written notice to the other party. Termination of this Agreement by either party shall not affect the rights and obligations of the parties accrued prior to the effective date of the termination, and in the event of a termination by Sponsor for any reason, Sponsor will pay UW for (i) any work performed by UW up to the effective date of termination and (ii) any non-cancelable expenses incurred by UW in preparation for the Project prior to the receipt by UW of Sponsor’s notice of termination.

3.3       Survival. Unless expressly provided otherwise herein, each provision of this Agreement reasonably interpreted as intending to survive after the termination or expiration of this Agreement shall survive any such termination or expiration, including without limitation, Article 8.0 of this Agreement.

[3.4 Automatic Extension. Notwithstanding Section 3.1 of this Agreement and providing that UW is not otherwise in material breach of this Agreement, UW may extend the term of this Agreement and the Project Schedule of this Agreement for ninety (90) additional days by providing written notice to Sponsor of its election to extend this Agreement. Any such notice shall be given between forty-five (45) and five (5) days prior to the expiration of this Agreement. Any such extension shall not operate to increase the price paid by Sponsor as described in Section 2.1 of this Agreement.]

4.0       Non-Confidentiality

The parties acknowledge that they have not and that they do not anticipate disclosing to each other any confidential or proprietary information in connection with this Agreement or the Project. In the event that a party believes that a disclosure of confidential or proprietary information will be required to carry out the Project, such party will promptly notify the other party and request that the parties enter into an appropriate confidential disclosure agreement on terms mutually agreeable to both parties. Unless and until the duly authorized representatives of the parties have executed any such confidential disclosure agreement, nothing in this Agreement, the Project, or the results of the Project will be deemed confidential or restricted from disclosure by either party to any third party.

5.0       Publication and Acknowledgement

UW reserves the right to make or permit to be made scholarly disclosures of the results of the Project, including without limitation, publication in scholarly journals, presentations at academic and other conferences, disclosures to UW and non-UW scholars, and disclosures in grant and funding applications. UW shall provide Sponsor a copy or notice of any publication in any scholarly journal that includes a report of the results of the Project. UW further agrees to provide, in accordance with customary standards, an appropriate acknowledgement in any such publication of Sponsor’s support or other role in the Project.

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6.0       Intellectual Property; Sponsor’s License

6.1       Intellectual Property Ownership and Rights. The parties agree that ownership of and other rights in any intellectual property created by UW researchers in the course of the conduct of research under this Agreement will be determined in accordance with the laws of the United States and the State of Washington and the UW’s “Patent, Invention, and Copyright Policy” (http://www.washington.edu/admin/rules/policies/PO/EO36.html). Except as otherwise expressly provided herein, neither party shall by reason of this Agreement or its performance obtain any right, title, license or other interest, either express or implied, to the other party's intellectual property. Intellectual Property shall be allocated and managed in accordance with the Exhibit F attached hereto (https://www.washington.edu/research/wp/wp-content/uploads/2017/03/WIAP-option-3.pdf)

6.2       Sponsor’s License. Providing that Sponsor has otherwise performed its material obligations under this Agreement, UW hereby grants to Sponsor a fully-paid, non-exclusive, royalty-free, license for Sponsor’s internal use only, without right to sublicense or redistribute either commercially or non-commercially, to: (i) the written reports delivered to Sponsor as described in Section 1.4 of this Agreement; and (ii) the data produced by UW researchers during the course of performing the Project to the extent such data is reasonably and legally available, providing that Sponsor requests such data within thirty (30) days of receiving the final report and reimburses the UW for any additional reasonable costs incurred by the UW in reproducing the data. Sponsor understands and agrees that excepting only the foregoing license, UW retains ownership of such reports and data.

7.0       Relationship of the Parties

7.1       Independent Status. The parties hereby agree that they are at all times each acting as independent contractors. Nothing in this Agreement will be construed or deemed to create a relationship of employer and employee, partner, joint venturer, or principal and agent between Sponsor and UW, its faculty, employees, agents or officers. Except as expressly set forth in this Agreement, Sponsor shall neither have nor exercise any control or direction over the methods by which UW conducts the research and other work under this Agreement.

7.2       Workers’ Compensation. UW faculty, employees, fellows, trainees, and students participating in the Project will in no sense be considered employees of Sponsor and to the extent they are employees of UW will remain as employees of UW. Sponsor does not and will not assume any liability under any law relating to worker’s compensation by reason of any UW representative participating in the Project, receiving training, or traveling pursuant to this Agreement. Nothing in this Agreement will be construed as a waiver by UW of any rights it may have under any applicable law governing injury to workers, including without limitation UW’s rights under RCW Title 51, Industrial Insurance.

7.3       Trademarks, Trade Names and Service Marks. Except as otherwise expressly provided herein, neither party will use the other party’s name, either alone or in connection with another word or words, nor shall it use the other’s proprietary marks, trademarks, service marks, trade names, symbols, logos or designs, for any purpose whatsoever (including, but not limited to, any press release, sales or marketing publication or correspondence, advertisement, or similar communication), without the express prior written approval of the other party’s officer who has been duly-designated for such purposes.

7.4       Non-Exclusivity. The parties understand and agree that nothing herein shall be interpreted as establishing any form of exclusive relationship between UW and Sponsor. The parties further understand and agree that nothing herein shall be interpreted as precluding either party from entering into agreements similar to this Agreement with third parties or from conducting educational, research or other activities that may involve the same or similar subject matter as the Project, the conduct of which is outside and independent of this Agreement, providing that any such educational, research or other activities are not done in a manner that is inconsistent with the rights and obligations of the parties to this Agreement.

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8.0       Warranties, Limitations, Indemnification and Insurance

8.1       Warranties and Limitations. UW will conduct the Project in accordance with generally-accepted professional standards of workmanship and effort at a quality comparable to research performed at major public and private research universities within the United States. Sponsor understands that all research is experimental in nature and that the outcome of the Project is inherently uncertain and unpredictable. Sponsor agrees and acknowledges that UW has not made and does not make any representation, guarantee or warranty, express or implied, regarding the results of the Project. EXCEPTING ONLY AS EXPRESSLY PROVIDED IN THIS AGREEMENT, UW MAKES NO OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND HEREBY DISCLAIMS ALL SUCH WARRANTIES AS TO ANY MATTER WHATSOEVER INCLUDING, WITHOUT LIMITATION, WARRANTIES WITH RESPECT TO: (i) THE PROJECT AND ANY RESULTS OF THE PROJECT; (ii) DATA, REPORTS, INFORMATION OR RESEARCH PROVIDED BY EITHER UW OR SPONSOR; AND (iii) ANY INVENTION OR PRODUCT, OR OWNERSHIP THEREOF, WHETHER TANGIBLE OR INTANGIBLE, TESTED, CONCEIVED, DISCOVERED, OR DEVELOPED IN THE PROJECT OR IN CONNECTION WITH CONDUCTING THE PROJECT UNDER THIS AGREEMENT.

8.2       Mutual Indemnification. To the extent permitted by applicable law, including in the case of UW, RCW 28B20.250 et seq., and subject to the limitations set forth in sections 8.1 and 8.3 of this Agreement, each party (the “Indemnifying Party”) will defend, indemnify, and hold harmless the other party, including its regents, directors, officers, employees, faculty, students and agents (collectively, the “Indemnified Parties”), from and against any and all losses, claims, liabilities, damages, and costs of whatever kind and nature, including attorney fees and legal costs, for death or injury of any person and for loss or damage to any property, occurring or claimed to occur as a result of the negligence of the Indemnifying Party or the failure of the Indemnifying Party to perform its obligations under this Agreement; providing, however, the Indemnifying Party shall not be obligated to defend, indemnify, and hold harmless any Indemnified Party to the extent any such losses, claims, liabilities, damages, and costs are the result of the negligence of an Indemnified Party or the failure of an Indemnified Party to perform any obligation under this Agreement.

8.3       Limitation of Damages. In no event shall either party be liable to the other party for any claims by the other party for indirect, incidental, consequential, special, punitive, or exemplary damages, including lost profits, arising or alleged to arise from this Agreement, its breach, or the transactions contemplated herein, however caused, under any theory of liability.

8.5       UW Self-Insurance. UW hereby notifies Sponsor that as an agency of the State of Washington and in accordance with Washington law, UW maintains a self-insurance program pursuant to RCW §§28B.20.250, 28B.20.253, and 28B.20.255. Upon Sponsor’s request, UW will provide Sponsor proof of insurance or loss coverage.

8.6       Sponsor Insurance and Proof of Coverage. Sponsor agrees to maintain during the term of this Agreement comprehensive general liability {and professional} insurance coverage with limits of not less than $1 million per occurrence and $3 million annual aggregate (or an equivalent program of self-insurance satisfactory to UW). Upon UW’s request, Sponsor will provide UW proof of insurance or loss coverage required under the terms of this Agreement. In addition, Sponsor agrees to notify UW in writing in the event of a material modification or change in such coverage.

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9.0       Notices

All notices, demands, requests or other communications required to be given or sent by a party under this Agreement will be in writing and will be delivered by at least one of the following methods: (i) in person, (ii) mailed by first-class mail, postage prepaid, (iii) transmitted by facsimile, or (iv) transmitted by electronic mail (email) addressed as set forth below, providing a party may designate a change of address at any time by notice in writing to the other party. All notices, demands, requests, or communications that are mailed by first class mail will be deemed received five (5) business days after deposit in the U.S. mail, postage prepaid, and all notices transmitted by facsimile or by email will be deemed received upon written confirmation by the receiving party of successful facsimile or email transmission.

9.1       Legal Notices

To the University:

University of Washington

Office of Sponsored Programs

Attention: Director of Sponsored Programs

4333 Brooklyn Ave NE, 17th Floor

Box 359472

Seattle, WA 98195-9472

(206) 543-4043 (Voice)

(206) 685-1732 (Facsimile)

osp@u.washington.edu (Electronic Mail)

In the case of a legal notice relating to a dispute, claim or controversy arising out of or relating to this Agreement, a copy of such notice shall also be provided to:

Washington State Attorney General’s Office
University of Washington Division

Attention: Senior Assistant Attorney General
4333 Brooklyn Ave NE, 18th Floor

Box 359475

Seattle, WA 98195-9475

(206) 543-4150 (Voice)
(206) 543-0779 (Facsimile)

agouw@u.washington.edu (Electronic Mail)

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To the Sponsor:

Global Cancer Technology, Inc
Attention Mr. John Clark

16776 Bernardo Center Dr.#203
San Diego, CA 92128

Sponsor Contact Information for Invoice Matters:

Mr. John Clark

(619) 818-2411 (Voice)]

jclark@globalcancertechnology.com (Electronic Mail

9.2 Scientific, Technical and Similar Matters

To the University:

George R. Schade, MD

Department of Urology

University of Washington School/College of Medicine

1959 NE Pacific St

BB-1128

Box 356510

Seattle, Washington 98195

(206) 221-0789 (Voice)

(206) 543-3272 (Facsimile)

grschade@u.washington.edu (Electronic Mail)

To the Sponsor:

Global Cancer Technology, Inc
Attention Mr. John Clark

16776 Bernardo Center Dr.#203
San Diego, CA 92128

Sponsor Contact Information for Invoice Matters:

Mr. John Clark

(619) 818-2411 (Voice)]

jclark@globalcancertechnology.com (Electronic Mail

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10.0 Disputes; Governing Law; Attorney’s Fees

10.1 Notice of Dispute, Negotiation and Mediation. Prior to commencing any legal action, the parties will attempt in good faith to resolve through negotiation any dispute, claim or controversy arising out of or relating to this Agreement. Either party may initiate such negotiations by providing written notice to the other party specifying that this provision of this Agreement is being utilized and setting forth the subject of the dispute and the relief requested. The party receiving such notice will respond in writing within ten (10) business days with a statement of its position on and recommended solution to the dispute. If the dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority shall meet at a mutually agreeable time and place in Seattle, Washington within ten (10) business days of the date of the initial notice in order to exchange relevant information and perspectives, and to attempt in good faith to resolve the dispute. If the dispute is not resolved by these negotiations, the matter will be submitted to a mutually agreeable and recognized nonbinding mediation service prior to initiating legal action. Any such mediation shall be conducted in Seattle, Washington and the costs of the mediation service shall be shared equally by the parties.

10.2 Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and enforced according to the laws of the State of Washington and the United States, without giving effect to its or any other jurisdiction’s choice of law provisions, and the Superior Court of Washington for King County shall have exclusive jurisdiction and venue of all disputes arising under this Agreement, except that in any case where the courts of the United States shall have exclusive jurisdiction over the subject matter of the dispute, the United States District Court for the Western District of Washington, Seattle division, shall have exclusive jurisdiction and venue.

10.3 Attorney Fees. The prevailing party in any action sought to enforce or interpret this Agreement or any provision of this Agreement shall be entitled to its reasonable attorney’s fees and costs, including any appeals thereon, as determined by a court in conjunction with any such legal proceeding.

11.0 Compliance with Applicable Laws

11.1 Qualifications, Licenses, Permits. Upon request by Sponsor, UW agrees to provide Sponsor evidence of any licenses, permits, certifications or accreditations required to conduct the Project.

11.2 Conformation to Applicable Laws and Professional Standards. UW agrees that UW and those persons participating in the Project will conform to and obey all applicable laws, ordinances, rules, regulations, requirements and orders of all municipal, county, state or federal authorities or agencies and all professional standards applicable to the conduct of the research under this Agreement.

11.3 Legal Compliance. The parties intend this Agreement to comply with all applicable laws, regulations and requirements. The parties further agree this Agreement shall be applied and interpreted in a manner consistent with full compliance with all such laws, regulations and requirements. If at any time either party has reasonable grounds to believe that this Agreement may not conform to the then-current requirements or interpretations relevant to such matters, both parties agree that they will immediately negotiate in good faith for the purposes of bringing this Agreement into full compliance with such then-current requirements and interpretations.

11.4 Debarment. Each party represents that it is not excluded, debarred, suspended or otherwise ineligible to participate in federal programs. In connection with the performance of their respective obligations under this Agreement, the parties shall not knowingly employ or contract with, whether or not for compensation, any individual, or entity currently listed by a federal agency as excluded, debarred, suspended or otherwise ineligible to participate in federal programs.

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11.5 Nondiscrimination. Both parties agree that they will not engage in any unlawful discrimination nor will they discriminate against any person because of race, color, religion, national origin, age, handicap, status as a Vietnam era or disabled veteran, sex, or sexual orientation with respect to their employment, personnel, or patient care policies and practices as those matters may relate to the performance of the parties’ respective obligations under this Agreement.

11.6 Export Control. Sponsor understands that the parties are subject to and that UW’s obligations under this Agreement are contingent upon compliance with certain laws and regulations of the United States applicable to the export of technical data and information, computer software, laboratory prototypes and other commodities (including without limitation the Arms Export Control Act, as amended, and the Export Administration Act of 1979) (“Export-Controlled Materials”). Sponsor understands that the transfer of any Export-Controlled Materials to Sponsor under this Agreement or under any other agreement entered into pursuant to this Agreement, including transfers to Sponsor’s affiliates and permitted uses by certain third parties, may require a license from a cognizant agency of the United States Government and/or written assurances by Sponsor that Sponsor shall not transfer Export-Controlled Materials to certain foreign countries without the prior approval of an appropriate agency of the United States government. The UW neither represents that any such export license shall not be required, nor that, if required, it shall be issued. Sponsor agrees that it will not provide or make accessible to UW any Export-Controlled Materials without first notifying UW in writing of the existence and nature of the Export-Controlled Materials and obtaining the prior written agreement of the UW, through a duly-authorized UW representative, for the UW to receive such Export-Controlled Materials. All Export-Controlled Materials shall be conspicuously labeled “Export Controlled” together with any applicable Export Control Classification Number.

11.7 Bayh-Dole Requirements. In the event the UW receives any funding from a funding agency of the U. S. government for the Project, Sponsor understands and agrees that the intellectual property or other similar rights covered by this Agreement may be subject to the rights and limitations of U.S. Public Laws 96-517 and 98-620, 35 USC §§200-211, and various implementing regulations, including those codified at 37 CFR Part 401, known generally and collectively as “Bayh-Dole Requirements.” In such case, the parties agree to include, where applicable, in any application for a U.S. Patent a statement fully identifying the rights of the U.S. government under the Bayh-Dole Requirements; and Sponsor acknowledges that the UW shall be required to grant the U.S. government a worldwide, non-exclusive, royalty-free license for such invention covered by any Patent notwithstanding anything in this Agreement to the contrary.

12.0 Miscellaneous

12.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior oral or written agreements, commitments, or understandings concerning the matters provided for herein.

12.2 Amendment. This Agreement may only be modified by a subsequent written agreement executed by the duly-authorized representatives of the parties.

12.3 Severability. If any provision of this Agreement or of any other agreement, document or writing pursuant to or in connection with this Agreement, shall be wholly or partially invalid or unenforceable under applicable law, said provision will be ineffective to that extent only, without in any way affecting the remaining parts or provision of said agreement, provided that the remaining provisions continue to effect the purposes of this Agreement.

12.4 Waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, not the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder will thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.

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12.5 Force Majeure. Nonperformance by a party, other than payment of any amounts due hereunder by Sponsor, shall not operate as a default under or breach of the terms of this Agreement to the extent and for so long any such nonperformance is due to: strikes or other labor disputes; prevention or prohibition by law; the loss or injury to products in transit; an Act of God; or war or other cause beyond the control of such party.

12.6 Assignment and Successors in Interest. Except as otherwise provided herein, no party may assign, subcontract, or delegate any right or obligation under this Agreement, in whole or in part, without the express prior written consent of the other party. This Agreement shall inure to the benefit of and be binding upon each party’s successors and assigns.

12.7 Counterparts. This Agreement may be executed in any number of counterparts or, if mutually agreeable to the undersigned authorized signatories for the parties, through the exchange by facsimile or other electronic means of duly-signed duplicates hereof, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

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University of Washington	Global Cancer Technology

By: /s/ Vali Gazula	By: /s/ John Clark

Print Name: Vali Gazula, PhD. MBA	Print Name: Mr. John Clark

Title: Sr. Analyst	Title: Chairman & CEO
Authorized Signing Official
Office of Sponsored Programs

Date: 29th August 2018	Date: August 22, 2018

Principal Investigator - Read and Reviewed

By: /s/ George R. Schade

Print Name: George R. Schade, MD

Title: Assitant Professor

Date: 08/25/2018

University of Washington

Office of Sponsored Programs

4333 Brooklyn Ave NE, Box 359472

Seattle, WA 98195-9472

(206) 543-4043

osp@uw.edu

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Exhibit A: Project Description

Statement of work

The combination of benign prostatic hyperplasia (BPH) and prostate cancer (PCa) contributes greatly to male morbidity and health care expenditures globally. BPH affects nearly 75% of men by age 75 (Wei 2005) and contribute to decreased health related quality of life in older men due to it’s causal relationship with bothersome lower urinary tract symptoms (LUTS). While medical management of BPH/LUTS is efficacious, many men do not respond or their symptoms progress requiring procedural intervention. Such interventions contribute $1.1 billion in non-pharm healthcare spending in the US alone. Historically, the gold standard surgical intervention for BPH is the transurethral resection (TURP). Recent technologic advances have produced alternative approaches to the TURP, such as laser photovaporization (PVP) or enucleation (HoLEP) of the prostate, which offer similar efficacy with less morbidity (Ahyai 2007, Ruszat 2008) however, they still require general anesthesia and the potential for significant complications. Less invasive transurethral ablation techniques, such as microwave ablation (TUMT) and needle ablation (TUNA) offer still less morbidity but substantially less efficacy vs. TURP (Larson 2003, McVary 2011). When these factors are considered in the context of the aging and increasingly morbid US (and other developed world) population with associated increased operative risks, there is a clear clinical need for a more efficacious, less-invasive (or preferably non-invasive) treatment for BPH.

Similar to the high prevalence of BPH, PCa remains the most common soft-tissue malignancy among Western men with an estimated 180,000 new cases diagnosed in the United States in 2016. While active surveillance has been established as a safe alternative to radical treatment of low-risk disease, traditional radical therapy options for localized PCa, surgery and radiation, remain the standard for men with higher risk disease. Despite advances in surgical and radiation technologies, both continue to be hindered by significant co-morbidities (urinary, bowel, and sexual function) (Resnick 2013, Reeve 2013) impacting quality of life and are associated with significant treatment related costs (Buckhardt 2002). Consequently, less invasive focal treatments of prostate cancer have been under development with the goal of decreasing the burden of care: decreasing pain and convalescence; minimizing the impact on quality of life; and reducing the costs associated with PCa treatment.

The recent FDA approval of high intensity focused ultrasound (HIFU) based prostate ablation poses an exciting alternative to traditional therapies for both BPH and PCa. Current clinically available HIFU systems, including the FDA approved Sonablate and Ablatherm systems, are designed to deliver continuous harmonic ultrasound waves to thermally ablate targeted tissue for the application of PCa focal therapy and BPH. While this approach has been used clinically in Europe and Asia for over 20 years for localized PCa with low morbidity, it has several limitations. In particular, thermal diffusion, prefocal heating, and minimal real-time ability to monitor treatment efficacy have led to varied results in the literature, the biggest concern being local tumor recurrence (Crouzet 2014) and post-tratment bothersome urinary symptoms related to scarring/fibrosis. Our joint team at the UW has developed a novel HIFU method termed boiling histotripsy (BH) that uses sequences of milliseconds long HIFU pulses with shock fronts to produce precise non-thermal mechanical tissue ablation. This approach minimizes heat-sink effects and thermal spread (Khokhlova 2014), which complicate thermal treatments. The presence of hyperechoic bubbles generated by BH, and the resulting hypoechogenicity of liquefied tissue allow for reliable real-time targeting and lesion monitoring with B-mode ultrasound (Schade 2016). Finally, the mechanical disruption of tissue offers the ability to create a TURP like channel to alleviate urinary obstruction not achievable with thermal based approaches. Consequently, the BH method has the potential to improve the efficacy, safety, and reproducibility of HIFU-based prostate ablation for both BPH and PCa therapy. According to our preliminary numerical simulations, shock fronts required for BH can be generated at the focus with few modifications to HIFU systems used in FDA-approved treatments. Thus, we hypothesize that BH ablation of prostate tissue (both BPH and PCa) may be realized with a transrectal HIFU system and will provide superior outcomes compared to existing ablative technologies. The goal of this proposed work is to develop a preclinical prototype device for US image-guided transrectal BH treatments and to test this hypothesis in a series of ex vivo and in vivo acute and survival studies with the specific aims outlined below.

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Specific Aim 1: Design, fabricate, and characterize ultrasound probes for transrectal BH studies. We will simulate nonlinear HIFU fields generated by transrectal probes with different geometries to design a transducer capable of operating in shock-forming conditions relevant to BH. Parameters of FDA-approved HIFU devices (e.g. Ablatherm and Sonacare) will be used as a starting point to meet clinical constraints for prostate treatments and power limitations of the system. Based on design calculations, a transrectal prototype probe integrated with a miniature ultrasound imaging probe will be constructed for ex vivo and preclinical studies in canines. The integrated device will include the imaging system (B&K 3000 commonly used in urology practice), the transrectal HIFU transducer (fabricated by a vendor per our specifications) and the computer-controlled driving electronics (E&I power amplifier and function generator). Acoustic characterization of the HIFU probe will be performed in water, including hydrophone measurements in linear and nonlinear regimes and acoustic holography. The holography measurements will be used to set a realistic boundary condition for rigorous numerical modeling to predict nonlinear acoustic fields and temperature fields in prostate tissue (Kreider 2015).

Specific Aim 2: Refine BH treatment strategies in ex vivo prostatic tissue. Based on the acoustic characterization results and the derating approach developed by our team for predicting in situ parameters of nonlinear ultrasound field (Khokhlova 2011), we will design BH treatment protocols and test them in phantom gels mimicking prostate and ex vivo canine prostate tissue. These experiments will identify an optimal treatment strategy for concurrent in vivo studies and inform development of future treatment planning software. Specifically, we will identify the necessary power, pulsing, and scanning strategies. Tests will also be performed in ex vivo bovine liver due to its unique composition of glandular and fibrous regions (allowing extrapolation to mixed fibrous and glandular hyperplasia seen in BPH). Dose response, i.e. the number of BH pulses delivered per focal spot necessary for complete tissue fractionation will be established. The strategy that provides most rapid and uniform ablation by the BH device will then be used in the in vivo experiments. Mechanically ablated volumes in ex vivo canine prostate tissue will be evaluated grossly and processed for histology.

Specific Aim 3: Assess feasibility and tolerability of transrectal BH treatment in vivo in clinically relevant canine models of prostate disease. Feasibility, safety, and tolerability of the transrectal BH treatment will be performed first in healthy canine prostate (acute). We will then perform acute and short-term survival studies in a canine BPH model. Treated prostate tissue, rectum and surrounding soft tissues will be processed for histology and detailed morphological analysis of histological sections will be performed. The following description outlines the plan for in vivo experiments in more detail:

Animal Model: We will use a canine model for in vivo work due to the strong clinical relevance of the canine prostate compared to humans. Specifically, the canine prostate is anatomically similar and dogs are susceptible to both BPH and PCa. Specifically, we will use intact male canine subjects (20-25 kg, n=15), aged at least 2-3 years to evaluate the effect of BH on BPH. The canine is well established as an ideal model of BPH with nearly all male intact dogs >6 yrs being afflicted and BPH changes becoming apparent by ~2.5 years. Additionally, medical management of BPH in dogs is similar to that in humans owing to similar biology.

BH Treatment: BPH dogs will be anesthetized and prepared for transrectal BH. The transrectal transducer will then be placed in the rectum and coupled to the prostate via a degassed water filled condom. After performing transrectal US (TRUS) imaging with the inline imaging probe to confirm tumor location and size, BH mechanical ablation of the apparent tumor or the entire prostate (in the case of BPH) will be performed using the parameter set developed in Aim2.

Task 3.1: Acute studies. To confirm the optimal BH parameter space identified ex vivo in Aim 2, we will first treat n=2 intact male dogs with transrectal BH across the parameter space identified in aim 2 to identify the optimum parameter space for in vivo work.

We will then perform an initial acute study in which n=5 dogs are treated with transrectal BH targeting a small volume of adenomatous (BPH) prostate (1-2 cc) and then euthanized immediately following treatment to assess/confirm histologic evidence of the efficacy of BH treatment, to assess the accuracy of targeting, to evaluate thermal effects, and to identify any evidence of collateral damage. The rectal wall, prostate, urethra, bladder and adjacent structures will be examined for signs of acute damage. NADH oxidase testing will be used to assess for thermal effects. The treated area will be resected, fixed, paraffin-embedded, sectioned, and stained for histological analysis.

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Task 3.2: Chronic studies.

We will perform a short-term survival study (n=10) in which a larger volume of prostate is treated including the urethra and to allow the treated BPH tissue to drain from the urethra (to more closely simulate TURP and allow more prompt tissue debulking) will be survived up to 14 days in order to assess how the treated BPH tissue and urethra evolve over time, how the prostate shrinks overtime, and to assess the risks of complications such as hematuria and urinary retention. Prior to treatment they will receive oral carprofen (37.5 mg) for analgesia, which will be continued for up to 3 days post-treatment. Post-treatment, we will monitor for pain, blood in the urine and stool, urinary retention, infection, and other side effects. The ablation cavity will be monitored with TRUS performed at 7 days with prostate volume assessment. At euthanasia, TRUS will be repeated to again assess the ablation cavity and prostate volume. Necropsy will be performed and the rectal wall, prostate, urethra, bladder and adjacent structures will be collected and evaluated grossly for evidence of treatment related pathology.

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Exhibit B: Project Schedule

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Exhibit C: Other Deliverables

Deliverables:

The proposed work will allow rapid progress in the development of transrectal histotripsy for management of prostate diseases. In the 3 year proposed funding period, we will deliver:

1)	a functional and acoustically characterized preclinical US guided transrectal BH therapeutic device for ablation of prostate tissue
2)	demonstration of the feasibility of transrectal mechanical ablation of prostate tissue with BH
3)	initial data on the safety and tolerability of prostate treatment (via assessment of collateral damage and initial survival studies)
4)	Initial understanding of how BH prostate lesions heal and estimate of expected convalescence following treatment

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Exhibit D: Project Budget

Budget:

Budget Category Totals	Year 1	Year 2	Year 3	Total

Research Expenses
Personnel: Salary and fringe benefits	$121,006	$107,777	$102,844	$331,627
Equipment	$90,000	$0	$0	$90,000
Supplies	$1,000	$1,500	$2,250	$4,750
Services	$1,000	$17,775	$44,700	$63,475
Other services*	$8,445	$4,267	$1,798	$14,510
Research Total	$221,451	$131,319	$151,592	$504,362

Basis for Institutional Costs (Funds for Personnel, Supplies, and Services)
Research Expenses Subject to UW Institutional Costs	$96,450	$113,633	$144,139	$354,222
Research Expenses Subject to APL Institutional Costs	$35,000	$17,686	$7,453	$60,139
Institutional Costs
UW Institutional “Indirect” Costs**	$53,048	$63,066	$79,997	$196,111
UW APL Prorated Direct Costs, F&A, and non-federal fixed rate***	$9,024	$4,560	$1,922	$15,506
Institutional Total :	$62,072	$67,626	$81,919	$211,617
GRAND TOTAL	$283,523	$198,945	$233,511	$715,979

*Represents the APL "prorated direct costs" representing a charge of 31.8% on APL related research funds

** Per Institutional Policy, rate set by DHHS. For fiscal Year 55.0%, then 55.5%. Applies to non-APL related funds

*** Per APL policy, includes F&A of 19% and 5.7% fixed rate charged to non-federal funding agencies

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Page 1 of 1

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EXHIBIT F - Intellectual Property

1.0       Applicability and Definitions. Notwithstanding any other terms in the Agreement into which this Exhibit is incorporated, the terms of this Exhibit describe the exclusive terms for creation, ownership, and licensing of Intellectual Property related to the Project. To the extent there is any conflict or inconsistency between this Exhibit and the Agreement, the terms of this Exhibit shall prevail. For purposes of the Agreement and this Exhibit F, the following definitions apply:

1.1       “Intellectual Property” and “IP” mean intellectual property rights in ideas, inventions, discoveries, know-how, useful designs and articles, works of authorship, computer programs, and non-patentable materials (including biological and living materials), including but not limited to patent, copyright, trade secret, and trademark rights recognized under any applicable state, federal, or common law of the United States, foreign countries, and international conventions.

1.2       “Project IP” means Intellectual Property developed by or on behalf of UW and its subcontractors in the course of and as a direct result of the Project. Project IP does not include Intellectual Property (i) that has been developed outside the term of this Agreement, (ii) that has been developed by persons not participating in the Project, (iii) that has been developed at the UW independently of the Project or has been developed by UW affiliates, faculty, employees, students, agents, or subcontractors independently of the Project, (iv) that consists of copyrightable materials, including scholarly works, to the extent that UW faculty, staff, and students have personal retained rights in such materials as provided in Section 2.B. of the UW IP Policy, or (v) that consists of trademarks, trade names, service marks, and service names.

1.3       “Background IP” means Intellectual Property not arising within the Project but of use to the Project, the rights to which are owned or controlled by UW, and which is expressly made available to the Project by UW as set forth below.

1.4       “UW IP Policy” means the UW’s “Patent, Invention, and Copyright Policy” http://www.washington.edu/admin/rules/policies/PO/EO36.html), as it may from time to time exist, providing however, that any changes to the UW IP Policy after the Effective Date shall not operate to diminish any rights of Sponsor under this Agreement.

2.0       Intellectual Property Ownership and Rights. The parties agree that ownership of and other rights in Intellectual Property, including Project IP, will be determined in accordance with the laws of the United States and the State of Washington and the UW IP Policy. Except as otherwise expressly provided herein, neither party shall by reason of this Agreement or its performance obtain any right, title, license or other interest, either express or implied, to the other party’s Intellectual Property.

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3.0       Disclosure of Project IP. UW will make all reasonable efforts to ensure that all investigators participating in the Project prepare, sign and submit regular written disclosures to a designated UW institutional official of all Project IP (the “Disclosure”) prior to any public disclosure thereof. Within thirty (30) days of receipt of any such Disclosure, UW will provide Sponsor a copy thereof.

4.0       Sponsor’s License to Reports and Data. Providing that Sponsor has otherwise performed its material obligations under this Agreement, UW hereby grants to Sponsor a fully-paid, non-exclusive, royalty-free, license for Sponsor’s internal use only, without right to sublicense or redistribute either commercially or non-commercially, to: (i) the written reports delivered to Sponsor as described in Section 1.4 of this Agreement; and (ii) the data produced by UW researchers during the course of performing the Project to the extent such data is reasonably and legally available, providing that Sponsor requests such data within thirty (30) days of receiving the final report and reimburses the UW for any additional reasonable costs incurred by the UW in reproducing the data. Sponsor understands and agrees that excepting only the rights granted under the foregoing license, UW retains full ownership of such reports and data.

5.0       Patents, Patent Costs and Option to Negotiate Project IP License.

5.1       Patenting and Project IP Protection. UW will have the sole and exclusive right to file, prosecute, direct, and otherwise manage, all United States and foreign patent and any other applications for the protection of Project IP, providing that during the term of the Agreement when reasonably feasible and practicable, the UW advises the Sponsor of such proposed action and provides Sponsor an opportunity to comment thereon.

5.2       Sponsor Cooperation. Sponsor agrees to reasonably cooperate with UW to diligently complete and perfect the applications described in section 5.1 above.

5.3       Reimbursement of UW for Patent and Application Costs. Sponsor agrees to reimburse the UW for all reasonable costs of filing and prosecuting patents and any other applications referred to in subsection 5.1 above.

5.4       Option to Negotiate License and Evaluation License. In consideration of and conditioned upon Sponsor’s agreement to reimburse UW for the costs referred to in subsection 5.3 above, UW hereby grants Sponsor: (i) an option to negotiate an exclusive commercial license to Project IP and Background IP on the terms described in Section 6.6 below (“Option to Negotiate License”), and (ii) an evaluation license on the terms described in Section 6.5 below (“Evaluation License”). In the event Sponsor fails to reimburse UW fully for all such costs within thirty (30) days of invoice, (i) Sponsor’s Option to Negotiate License and Evaluation License will automatically terminate upon thirty (30) days’ written notice thereof to Sponsor; and (ii) UW may abandon or cease prosecution of any United States and foreign patent and any other protection of Project IP.

6.0       Exercise of Option and Negotiation of Commercial License.

6.1       Option Period, Exercise and Termination. Sponsor will have a period of three (3) months from the date upon which UW provides a Disclosure to Sponsor to exercise the Option to Negotiate License. If Sponsor fails to exercise the Option to Negotiate License within such period by notifying UW in writing of its unconditional exercise thereof, Sponsor’s Option to Negotiate License will thereupon terminate, without further notice by the UW, at the end of such exercise period.

6.2       License Negotiation. If Sponsor exercises the Option to Negotiate License, Sponsor will have a period of three (3) months, commencing on the date of delivery to UW of Sponsor’s notice of exercise, in which to negotiate and execute a license for all or a portion of UW’s interest in Project IP that is the subject of the Disclosure and for Background IP. During such period, UW and Sponsor shall make reasonable good faith efforts to negotiate a license on commercially reasonable terms. Any commercial license rights granted to Sponsor shall require the Sponsor to pay royalties, license fees, and/or other valuable consideration to UW and shall be on other customary and usual terms, all of which shall be reasonable and mutually-agreeable to the parties.

6.3       Termination of Option to Negotiate License and Evaluation License. If UW and Sponsor fail to negotiate and execute a mutually acceptable license agreement during such period, the Option to Negotiate License and Evaluation License shall thereupon terminate without further notice unless extended in writing by UW.

6.4       Background IP. In the event Sponsor so elects in writing by completing the Background Intellectual Property list attached hereto , the UW shall include within the license described in subsection 6.5of this Appendix, only such Background IP as is necessary and available, in the reasonable judgment of the UW, to practice and commercially exploit the Project IP that is the subject of the Option to Negotiate License; providing, however, such Background IP shall be included only to the extent consistent with existing and anticipated agreements between the UW and third parties and with any applicable laws, rules and regulations governing UW.

6.5       Sponsor’s Evaluation License. UW hereby grants Sponsor a license to the Project IP described in each Disclosure provided to Sponsor under this Agreement for the limited purpose of internal evaluation and testing of Project IP by Sponsor. The Evaluation License shall not include any right to utilize Project IP for the purpose of making, using or selling any products, processes or methods. The term of the Evaluation License will begin upon receipt of a Disclosure to Sponsor and end at the completion or abandonment of the negotiation period described in section 6.2 of this Appendix.

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Background Intellectual Property

[Numbered list and description of Background IP.]

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